

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 14, 2009

Mr. John J. Lennon
Chief Executive Officer
Explortex Energy, Inc.
1694 Falmouth Road, #143
Centerville, Massachusetts 02632

> **Re:** **Explortex Energy, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **File No. 0-52152**

Dear Mr. Lennon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Controls and Procedures, page 10

1. We note from your disclosure that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of April 30, 2008, and based on that evaluation, you concluded that your disclosure controls and procedures are effective. Tell us the reasons your conclusion of having material weaknesses in your internal control over financial

reporting had not precluded your conclusion regarding the effectiveness of your disclosure controls and procedures as of April 30, 2008.

2.   Please expand your disclosure to clearly set forth your assessment of internal control over financial reporting and to provide the information required by Item 308(a)(2) of Regulation S-B, concerning the framework used to evaluate effectiveness.

Exhibits

Exhibit 31.1

3.   We note that your Officer's certification does not comply Item 601(b)(31)(i) of Regulation S-B, as it is missing the language specified for paragraphs 4 and 4(b), and does not include the appropriate language in paragraph 4(d). Please include a revised certification in an amendment to your filing. This issue also applies to your interim reports for the periods ended July 31, 2008 and October 31, 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief